Exhibit 99.1

dLocal Reports 2025 Fourth Quarter Financial Results

Ending the year with strong growth momentum, with broad-based acceleration across key metrics.
TPV at an all-time quarterly high of US$13.1 billion, growing 70% year-over-year, the fifth straight quarter above 50% year-over-year.
Revenue up +65% year-over-year reaching US$338 million for the quarter.
Gross profit reached US$116 million, up +38% year-over-year.
Adjusted EBITDA up +38% year-over-year, representing 68% of gross profit, underscoring best-in-class operating leverage and disciplined cost management.
Net income growth at +87% year-over-year.
Solid free cash generation, with adjusted free cash flow to net income ratio at 117%.

Demonstrated the scale of the emerging markets opportunity: record TPV of US$41 billion, up 60% year-over-year with revenue crossing the $1 billion milestone for the first time.
Gross profit reached US$403 million, +37% year-over-year.
Adjusted EBITDA up 47% year-over-year, with significant margin improvement (+5 p.p. in Adjusted EBITDA / Gross Profit) despite being in an investment year.
Net income up 63% year-over-year to US$197 million.
Strong cash generation: adjusted free cash flow reached $191 million, up 110% year-over-year, with a 97% conversion ratio. Expected dividend payment of US$57 million.

Montevideo, Uruguay, March 18, 2026 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced its financial results for the fourth quarter ended December 31, 2025.
dLocal’s management team will host a conference call and audio webcast on March 18, 2026 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.
The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“2025 was a year of exceptional execution, one that proved the strength of our business as we continue to build a world-leading financial infrastructure platform for emerging markets. Our flywheel is accelerating: high growth in a massive and expanding TAM, strong customer loyalty and retention, a growing capacity to innovate, and an asset-light, high-cash-conversion financial model,” said Pedro Arnt, CEO of dLocal.

Fourth quarter 2025 financial highlights
dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

●Total Payment Volume (“TPV”) reached a record US$13.1 billion in the fourth quarter, up 70% year-over-year compared to US$7.7 billion in the fourth quarter of 2024 and up 26% compared to US$10.4 billion in the third quarter of 2025. In constant currency, TPV growth for the period would have been 64% year-over-year.
●Revenues amounted to US$337.9 million, up 65% year-over-year compared to US$204.5 million in the fourth quarter of 2024 and up 20% compared to US$282.5 million in the third quarter of 2025. In constant currency, revenue growth for the period would have been 69% year-over-year.
●Gross profit was US$115.8 million in the fourth quarter of 2025, up 38% compared to US$83.7 million in the fourth quarter of 2024 and up 12% compared to US$103.2 million in the third quarter of 2025. The quarter-over-quarter comparison is explained by the (i) strong seasonal e-commerce growth in Brazil, supported by solid trends across streaming, advertising, financial services and remittances; (ii) partial recovery in Egypt, reflecting the return of a large merchant and ramp-up of new e-commerce, streaming, and ride-hailing merchants; (iii) strong volume growth in

Mexico across e-commerce, on-demand delivery and ride-hailing; and (iv) broad-based growth in Other Africa & Asia, with notable South Africa contribution. These results were partially offset by Argentina, given higher costs amid election-related FX and rate volatility. In constant currency, gross profit growth for the period would have been 34% year-over-year.
●As a result, gross profit margin was 34% in this quarter, compared to 41% in the fourth quarter of 2024 and 37% in the third quarter of 2025.
●Gross profit over TPV was at 0.88%, decreasing from 1.09% in the fourth quarter of 2024 and 0.99% compared to the third quarter of 2025, reflecting our the strong TPV momentum and the natural margin pressure dynamic of scaling volume with established merchants and into new payment methods, products and countries.
●Operating profit was US$62.7 million, up 48% compared to US$42.3 million in the fourth quarter of 2024 and up 13% compared to US$55.6 million in the third quarter of 2025. Operating expenses grew by 28% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 12% quarter-over-quarter, driven primarily by headcount growth and the merit salary cycle.
●As a result, Adjusted EBITDA was US$78.4 million, up 38% compared to US$56.9 million in the fourth quarter of 2024 and up 9% compared to US$71.7 million in the third quarter of 2025.
●Adjusted EBITDA margin was 23%, compared to the 28% recorded in the fourth quarter of 2024 and 25% in the third quarter of 2025. Adjusted EBITDA over gross profit of 68% increased compared to 68% in the fourth quarter of 2024 and decreased compared to 69% in the third quarter of 2025.
●Net financial result was US$3.4 million gain, compared to a net finance loss of US$1.1 million in the fourth quarter of 2024 and a net finance gain of US$6.4 million in the third quarter of 2025.
●Our effective income tax rate for the period was 14%, broadly in line with the prior quarters.
●Net income for the fourth quarter of 2025 was US$55.6 million, or US$0.18 per diluted share, up 87% compared to a profit of US$29.7 million, or US$0.10 per diluted share, for the fourth quarter of 2024 and up 7% compared to a profit of US$51.8 million, or US$0.17 per diluted share for the third quarter of 2025. During the current period, net income was driven by continued operating profit expansion.
●Adjusted Free cash flow for the fourth quarter of 2025 amounted to US$64.9 million, up 100% year-over-year compared to US$32.5 million in the fourth quarter of 2024 and up 73% compared to US$37.6 million in the third quarter of 2025. The variation quarter-over-quarter is mostly explained by higher net cash from operating activities. As mentioned in the last earnings release, the third quarter 2025 was negatively affected by a short term impact of $13.1 million related to the structuring used to expatriate flows from Argentina after regulatory changes.
●As of December 31, 2025, dLocal had US$719.9 million in cash and cash equivalents, which includes US$424.5 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$106.7 million from US$317.8 million as of December 31, 2024. When compared to the US$333.1 million Corporate cash and cash equivalents position as of September 30, 2025, it increased by US$91.4 million quarter-over-quarter.

The following table summarizes our key performance metrics:

	Three months ended on December 31			Year ended on December 31
	2025	2024	% change	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	13,107	7,714	70%	40,816	25,575	60%
Revenue	337.9	204.5	65%	1,093.6	746.0	47%
Gross Profit	115.8	83.7	38%	402.8	294.7	37%
Gross Profit margin	34%	41%	-7p.p	37%	40%	-3p.p
Adjusted EBITDA	78.4	56.9	38%	278.1	188.7	47%
Adjusted EBITDA margin	23%	28%	-5p.p	25%	25%	0p.p
Adjusted EBITDA/Gross Profit	68%	68%	0p.p	69%	64%	5p.p
Net income	55.6	29.7	87%	196.9	120.5	63%
Net income margin	16%	15%	2p.p	18%	16%	2p.p

Full year 2026 outlook
For 2026, dLocal provides the following financial guidance:

Metric	2025	2026 Guidance	Key considerations
TPV	$40.8B	50% - 60% YoY
●Strong commercial traction with large merchants scaling across geographies
●Expansion deals with APMs
●Aggregation theory benefits create flywheel: pricing pressure downstream, FX liquidity and better data to aid conversion rates leads to more customer acquisition

Gross Profit	$403M	22.5% – 27.5% YoY	●Some structural volume-based discounting expected, which is a sign of scale and of our long-term merchant relationships
Operating Profit	$220M	27.5% – 32.5% YoY
●We will use Operating Profit a measure beginning in 2026 to assess our operating performance
●New OPEX baseline post-2025 investment cycle, temporarily pressuring 1H26 margins but driving operating leverage improvements in 2H26

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies. Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

Dividend payment and share repurchase program
Following our dividend policy of 30% of the prior year's free cash flow, the Board of Directors declared a cash dividend of an aggregate of US$57.2 million, equivalent to approximately US$0.1939 per share, to shareholders of record as of the close of business on May 27, 2026, to be paid on June 10, 2026. Per-share amount is subject to adjustment according to the number of shares outstanding as of the record date.

Additionally, given our confidence that the business will generate significant cash in the medium term beyond our minimum liquidity requirements and dividend policy commitments, and rather than hold excess cash on our balance sheet, the Board authorized a new share repurchase program to purchase up to US$300 million of Class A common shares, expiring at the earliest of March 2027 or upon reaching the repurchase limit.

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit. Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA to net income:

$ in thousands	Three months ended on December 31		Year ended on December 31
	2025	2024	2025	2024
Profit for the period	55,637	29,701	196,902	120,469
Income tax expense	8,915	11,090	31,752	30,550
Depreciation and amortization	9,527	4,888	26,260	17,177
Finance income and costs, net	(3,376)	1,085	(12,943)	(17,174)
Share-based payment non-cash charges	6,365	6,339	24,136	23,780
Other operating loss¹	(584)	1,307	4,715	5,257
Secondary offering expenses	-	-	739	-
Impairment loss / (gain) on financial assets	392	533	2,189	440
Inflation adjustment	1,541	392	4,204	6,655
Other non-recurring costs	-	1,571	124	1,571
Adjusted EBITDA	78,417	56,906	278,078	188,725

Note: 1 The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Adjusted Free Cash Flow reconciliation

We calculate “Adjusted Free Cash Flow” as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our financial statements for the year ended December 31, 2024 (“FY25 Financial statements” and “FY24 Financial Statements”, respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal’s Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended on December 31		Year ended on December 31
	2025	2024	2025	2024
Net cash (used in ) / generated from operating activities	100,413	(141,132)	415,457	(32,784)
Changes in working capital (merchant)¹	(24,007)	179,760	(187,981)	146,034
Capital expenditures²	(11,490)	(6,126)	(36,785)	(22,647)
Adjusted Free Cash Flow	64,915	32,503	190,690	90,602

Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

dLocal Limited
Certain financial information
Consolidated Statements of Comprehensive Income for the three-month and twelve-month periods December 31, 2025 and 2024
(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended on December 31		Year ended on December 31
	2025	2024	2025	2024
Continuing operations
Revenues	337,888	204,491	1,093,587	745,974
Cost of services	(222,084)	(120,780)	(690,831)	(451,301)
Gross profit	115,803	83,711	402,756	294,673

Technology and development expenses	(7,715)	(6,822)	(30,707)	(25,625)
Sales and marketing expenses	(6,341)	(5,598)	(26,457)	(21,626)
General and administrative expenses	(39,223)	(27,183)	(118,773)	(101,225)
Impairment (loss)/gain on financial assets	(392)	(533)	(2,189)	(440)
Other operating loss	584	(1,307)	(4,715)	(5,257)
Operating profit	62,716	42,268	219,915	140,500
Finance income	7,043	12,036	40,798	66,875
Finance costs	(3,666)	(13,121)	(27,855)	(49,701)
Inflation adjustment	(1,541)	(392)	(4,204)	(6,655)
Other results	1,835	(1,477)	8,739	10,519
Profit before income tax	64,551	40,791	228,654	151,019
Income tax expense	(8,915)	(11,090)	(31,752)	(30,550)
Profit for the period	55,637	29,701	196,902	120,469

Profit attributable to:
Owners of the Group	55,536	29,682	196,801	120,416
Non-controlling interest	101	19	101	53
Profit for the period	55,637	29,701	196,902	120,469

Earnings per share (in USD)
Basic Earnings per share	0.19	0.11	0.68	0.42
Diluted Earnings per share	0.18	0.10	0.65	0.39

Other comprehensive Income
Items that are or may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	(194)	(4,417)	5,016	(11,188)
Other comprehensive income for the period, net of tax	(194)	(4,417)	5,016	(11,188)
Total comprehensive income for the period	55,442	25,284	201,918	109,281

Total comprehensive income for the period is attributable to:
Owners of the Group	50,360	25,311	196,801	109,290
Non-controlling interest	67	(27)	101	(9)
Total comprehensive income for the period	55,442	25,284	201,918	109,281

dLocal Limited
Certain financial information
Consolidated Condensed Interim Statements of Financial Position as of December 31, 2025 and September 30, 2025
(All amounts in thousands of U.S. dollars)

	Three months ended on December 31
	2025	2025
	on December 31, 2025	September 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	719,897	604,467
Financial assets at fair value through profit or loss	99,089	95,026
Trade and other receivables	572,024	576,389
Derivative financial instruments	140	828
Other assets	29,607	30,328
Total Current Assets	1,420,757	1,307,038

Non-Current Assets
Trade and other receivables	25,982	13,823
Deferred tax assets	7,666	5,429
Property, plant and equipment	3,985	4,116
Right-of-use assets	2,995	3,212
Intangible assets	73,965	71,754
Other assets	5,614	3,383
Total Non-Current Assets	120,207	101,715
TOTAL ASSETS	1,540,964	1,408,753

LIABILITIES
Current Liabilities
Trade and other payables	854,436	816,729
Lease liabilities	1,076	1,147
Tax liabilities	21,500	14,806
Derivative financial instruments	1,567	1,606
Financial liabilities	86,898	63,079
Provisions	433	388
Total Current Liabilities	965,910	897,754

Non-Current Liabilities
Deferred tax liabilities	3,316	3,768
Lease liabilities	2,309	2,566
Total Non-Current Liabilities	5,625	6,334
TOTAL LIABILITIES	971,535	904,088

EQUITY
Share Capital	590	588
Share Premium	7,097	-
Treasury Shares	-	-
Capital Reserve	42,641	40,418
Other Reserves	(15,885)	(15,758)
Retained earnings	534,818	479,283
Total Equity Attributable to owners of the Group	569,261	504,531
Non-controlling interest	168	134

TOTAL EQUITY	569,429	504,665
TOTAL EQUITY AND LIABILITIES	1,540,964	1,408,753

dLocal Limited
Certain interim financial information.
Consolidated Statements of Cash flows for the three-month and twelve-month periods December 31, 2025 and 2024
(All amounts in thousands of U.S. dollars)

	Three months ended on December 31		Year ended on December 31
	2025	2024	2025	2024
Cash flows from operating activities
Profit before income tax	64,551	40,791	228,654	151,019
Adjustments:
Interest Income from financial instruments	(6,747)	(6,921)	(26,253)	(28,266)
Interest charges for lease liabilities	108	370	254	501
Other interests charges	(314)	739	1,971	3,758
Finance expense related to derivative financial instruments	1,835	(627)	6,924	19,462
Net exchange differences	2,053	5,914	18,592	24,787
Fair value loss/(gain) on financial assets at FVPL	(295)	(3,922)	(14,545)	(37,416)
Amortization of Intangible assets	8,677	4,364	23,857	15,511
Depreciation and disposals of PP&E and right-of-use	(29)	652	2,403	1,884
Share-based payment expense, net of forfeitures	6,365	6,339	24,136	23,780
Other operating gain	(584)	786	4,715	4,736
Net Impairment loss/(gain) on financial assets	392	533	2,189	440
Inflation adjustment and other financial results	797	(5,704)	6,490	(17,063)
	76,810	43,314	279,387	163,133
Changes in working capital
Increase in Trade and other receivables	(7,602)	(109,487)	(90,153)	(162,645)
Decrease / (Increase) in Other assets	(1,000)	4,128	2,250	5,427
Increase / (Decrease) in Trade and Other payables	37,707	(70,700)	256,649	(6,957)
Increase / (Decrease) in Tax Liabilities	(915)	(3,835)	(5,573)	(3,184)
Increase / (Decrease) in Provisions	45	222	(67)	138
Cash (used) / generated from operating activities	105,046	(136,359)	442,493	(4,088)
Income tax paid	(4,633)	(4,773)	(27,036)	(28,696)
Net cash (used) / generated from operating activities	100,413	(141,132)	415,457	(32,784)

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(602)	(427)	(2,282)	(1,705)
Additions of Intangible assets	(10,888)	(5,699)	(34,503)	(20,942)
Acquisition of financial assets at FVPL	(136,168)	(14,852)	(283,536)	(121,468)
Collections of financial assets at FVPL	132,854	-	311,881	108,097
Interest collected from financial instruments	(32,007)	6,921	(12,501)	28,266
Payments for investments in other assets at FVPL	38,753	(10,000)	26,253	(10,000)
Net cash (used in) / generated investing activities	(8,058)	(24,057)	5,312	(17,752)

Cash flows from financing activities

Repurchase of shares	-	-	-	(101,067)
Share-options exercise paid	2,957	358	4,371	1,853
Dividends paid	-	-	(149,982)	-
Interest payments on lease liability	(108)	(370)	(254)	(501)
Principal payments on lease liability	896	(112)	(601)	(552)
Finance expense paid related to derivative financial instruments	(1,185)	(8)	(8,849)	(15,017)
Net proceeds from financial liabilities	28,888	33,653	51,796	50,428
Interest payments on financial liabilities	(5,241)	(1,633)	(15,864)	(2,281)
Other finance expense paid	448	(327)	(1,690)	(1,450)
Net cash used in by financing activities	26,655	31,561	(121,073)	(68,587)
Net increase in cash flow	119,010	(133,628)	299,695	(119,123)

Cash and cash equivalents at the beginning of the period	604,467	560,533	425,172	536,160
Net (decrease)/increase in cash flow	119,010	(133,628)	299,695	(119,123)
Effects of exchange rate changes on inflation and cash and cash equivalents	(3,580)	(1,732)	(4,970)	8,135
Cash and cash equivalents at the end of the period	719,897	425,172	719,897	425,172

About dLocal
dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com

Forward-looking statements
This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Beginning in 2026, we expect to provide guidance in respect of operating profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The fourth quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.